UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

SOLARIS RESOURCES INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

83419D 20 1
(CUSIP Number)

Richard Warke
Suite 555, 999 Canada Place
Vancouver, British Columbia, Canada V6C 3E1
(604) 687-1717
Copy to:
Jason K. Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 629-3445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Augusta Ozama Investment Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
58,543,977

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
58,543,977

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,543,977

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.11% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The percentages used herein are calculated based upon 162,116,904  outstanding shares of Solaris Resources Inc., as of June 30, 2024.

1	NAMES OF REPORTING PERSONS
Richard Warke

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
61,697,522(2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
61,697,522(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,697,522 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
Not Applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.43% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(2) Includes (i) 115,673 common shares and 2,700,000 options to purchase common shares held directly by Richard Warke, (ii) 26,335 common shares held by Augusta Capital Corporation (“Augusta Capital”), (iii) 109,500 common shares held by Augusta Investments Inc. (“Augusta Investments”), (iv) 58,543,977 common shares held by Augusta Ozama Investment Limited Partnership, and (v) 202,037 common shares held by Ozama River Corp. (“Ozama”). Mr. Warke is the sole officer and director of Augusta Capital, Augusta Investments, Augusta Ozama Investment Limited Partnership, and Ozama. Beneficial ownership does not include 400,000 Options granted on September 18, 2024 which are exercisable at a price of C$3.30 per share, expire on September 18, 2029, and vest as follows: 1/4 on September 18, 2025; 1/4 on September 18, 2026; 1/4 on September 18, 2027, and 1/4 on September 18, 2028.
(3) The percentages used herein are calculated on a partially diluted basis based upon 162,116,904  outstanding shares of Solaris Resources Inc., as of June 30, 2024, plus 2,700,000 options to purchase common shares held by Richard Warke, and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Explanatory Note:

This Statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on June 20, 2024 (the “Original Schedule 13D”) with respect to the common shares of Solaris Resources Inc. (the “Issuer”), held by Augusta Ozama Investment Limited Partnership and Richard Warke (“Mr. Warke”).

This Amendment No. 1 amends and supplements the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following at the end thereof:

(i)	Mr. Warke acquired through Augusta Investments an additional 25,000 Shares using working capital.
(ii)	Mr. Warke was granted 400,000 Options by the Issuer.

Item 4. Purpose of Transaction

Item 4 of the Amended Schedule 13D as is hereby amended to add the following at the end thereof:

(i)	Mr. Warke acquired through Augusta Investments an additional 25,000 Shares through open market purchases in the ordinary course of business.
(ii)
On September 18, 2024, the Issuer granted Richard Warke 400,000 Options.  The Options are exercisable at a price of C$3.30 per share, expire on September 18, 2029, and vest as follows: 1/4 on September 18, 2025; 1/4 on September 18, 2026; 1/4 on September 18, 2027, and 1/4 on September 18, 2028.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) of the Amended Schedule 13D is hereby amended as follows:

(a)-(b)

a.
(1) As of the date hereof, Augusta Ozama Investment Limited Partnership may be deemed to beneficially own 58,543,977 Common Shares, representing approximately 36.11% of the Issuer’s Shares (on the basis of 162,116,904 outstanding common shares of the Issuer).

(2) As of the date hereof, Richard Warke may be deemed to beneficially own  61,697,522 Common Shares, representing approximately 37.43% of the Issuer’s Common Shares (on the basis of 162,116,904 outstanding common shares of the Issuer, plus 2,700,000 Common Shares in aggregate underlying convertible securities which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Act).  The holdings are comprised of (i) 115,673 common shares and 2,700,000 options to purchase common shares held directly by Richard Warke, (ii) 26,335 common shares held by Augusta Capital, (iii) 84,500 common shares held by Augusta Investments, (iv) 58,543,977 common shares held by Augusta Ozama Investment Limited Partnership, and (v) 202,037 common shares held by Ozama.  Beneficial ownership does not include 400,000 Options granted on September 18, 2024 which are exercisable at a price of C$3.30 per share, expire on September 18, 2029, and vest as follows: 1/4 on September 18, 2025; 1/4 on September 18, 2026; 1/4 on September 18, 2027, and 1/4 on September 18, 2028. Mr. Warke is the sole officer and director of Augusta Capital, Augusta Investments, Augusta Ozama, and Ozama.  Mr. Warke is the sole officer and director of Augusta Capital, Augusta Investments, Augusta Ozama, and Ozama.
(1) Number of shares as to which Augusta Ozama Investment Limited Partnership has:
(i)	Sole power to vote or to direct the vote: 58,543,977
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 58,543,977
(iv)	Shared power to dispose or direct the disposition: 0
(v)	Aggregate amount of shares beneficially owned: 58,543,977
(vi)	Percent of class represented in Item (v) above: 36.11%
(2) Number of shares as to which Richard Warke has:
(i)	Sole power to vote or to direct the vote: 61,697,522
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 61,672,522
(iv)	Shared power to dispose or direct the disposition: 0
(v)	Aggregate amount of shares beneficially owned: 61,672,522
(vi)	Percent of class represented in Item (v) above: 37.43%
b.
On September 18, 2024, the Issuer granted Richard Warke 400,000 Options.  The Options are exercisable at a price of C$3.30 per share, expire on September 18, 2029, and vest as follows: 1/4 on September 18, 2025; 1/4 on September 18, 2026; 1/4 on September 18, 2027, and 1/4 on September 18, 2028. As the first tranche of the Options does not vest until September 18, 2025, they are not included in the beneficial ownership amounts set forth above.

Item 5(c) of the Amended Schedule 13D is hereby amended as follows:

(c)  Mr. Warke acquired the following common shares of the Issuer

Date	Number of Shares	Purchase Price
07/02/2024	5,000	C$3.72 (US$2.72 using exchange rate of 1.3697)
07/02/2024	5,000	C$3.71 (US$2.71 using exchange rate of 1.3697)
07/02/2024	5,000	C$3.70 (US$2.70 using exchange rate of 1.3697)
07/09/2024	2,400	C$3.939 (US$2.89 using exchange rate of 1.3638)
07/09/2024	2,600	C$3.94 (US$2.89 using exchange rate of 1.3638)
07/09/2024	5,000	C$3.93 (US$2.88 using exchange rate of 1.3638)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2024

AUGUSTA OZAMA INVESTMENT LIMITED PARTNERSHIP

By:	/s/ Richard Warke
Name: Richard Warke
Title:

/s/ Richard Warke
Name: Richard Warke